Exhibit 99.1

Copa Holdings Reports Financial Results for the First Quarter of 2023

Panama City, Panama --- May 10, 2023. Copa Holdings, S.A. (NYSE: CPA), today announced financial results for the first quarter of 2023 (1Q23). The terms “Copa Holdings” and the “Company” refer to the consolidated entity. The following financial information, unless otherwise indicated, is presented in accordance with International Financial Reporting Standards (IFRS). See the accompanying reconciliation of non-IFRS financial information to IFRS financial information included in the financial tables section of this earnings release. Unless otherwise stated, all comparisons with prior periods refer to the first quarter of 2019 (1Q19) (which the Company believes are more relevant than year-over-year comparisons due to the significant impact of the COVID-19 pandemic in 2020, 2021, and 2022).

OPERATING AND FINANCIAL HIGHLIGHTS

▪
Copa Holdings reported a net profit of US$121.5 million for 1Q23 or US$3.07 per share, as compared to a net profit of US$89.4 million or earnings per share of US$2.11 in 1Q19. Excluding special items comprised of the unrealized mark-to-market net loss of US$36.3 million related to the Company’s convertible notes, as well as changes in the value of financial investments, the Company would have reported a net profit of US$157.8 million or US$3.99 per share.
▪
Copa Holdings reported an operating profit of US$193.2 million and a 22.3% operating margin for the quarter, as compared to an operating profit of US$112.9 million and an operating margin of 16.8% in 1Q19.
▪
Passenger traffic, measured in terms of revenue passenger miles (RPMs), increased by 7.1% compared to 1Q19, while capacity (available seat miles or ASMs) increased by 2.8%. As a result, the load factor for the quarter increased by 3.5 percentage points to 86.8%, as compared to 1Q19.
▪
Total revenues for 1Q23 increased 29.0% to US$867.3 million, as compared to 1Q19 revenues. Yields increased 20.0% to 14.6 cents and revenue per available seat mile (RASM) increased 25.5% to 13.1 cents.
▪
Operating cost per available seat mile (CASM) increased 17.2% from 8.7 cents in 1Q19 to 10.2 cents in 1Q23, mainly driven by an increase of 61.4% in the price of jet fuel per gallon. CASM excluding fuel (Ex-fuel CASM) increased 2.1% in the quarter to 6.2 cents, as compared to 1Q19.
▪
The Company ended the quarter with approximately US$1.2 billion in cash, short-term and long-term investments, which represent 36.3% of the last twelve months’ revenues.
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The Company closed the quarter with total debt, including lease liabilities, of US$1.7 billion, while our Net Debt to EBITDA ratio ended at 0.6 times, a decrease when compared to the previous quarter.
▪
During the quarter, the Company took delivery of two Boeing 737 MAX 9 aircraft, ending the quarter with a consolidated fleet of 99 aircraft – 67 Boeing 737-800s, 22 Boeing 737 MAX 9s, 9 Boeing 737-700s, and 1 Boeing 737-800 freighter, compared to a fleet of 102 aircraft prior to the COVID-19 pandemic.
▪
Copa Airlines had an on-time performance for the quarter of 92.2% and a flight completion factor of 99.9%, once again positioning itself among the very best in the industry.

Subsequent Events

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Copa Holdings will pay its second quarterly dividend of $0.82 per share on June 15, to all Class A and Class B shareholders on record as of May 31, 2023.

Consolidated Financial & Operating Highlights	1Q23	1Q19 (2)	Variance vs. 1Q19	4Q22	Variance vs. 4Q22
Revenue Passengers Carried (000s)	2,881	2,588	11.3%	2,813	2.4%
Revenue Passengers OnBoard (000s)	4,295	3,830	12.1%	4,262	0.8%
RPMs (millions)	5,723	5,345	7.1%	5,639	1.5%
ASMs (millions)	6,596	6,415	2.8%	6,509	1.3%
Load Factor	86.8%	83.3%	3.5 p.p.	86.6%	0.1 p.p.
Yield (US$ Cents)	14.6	12.1	20.0%	15.1	-3.6%
PRASM (US$ Cents)	12.6	10.1	25.0%	13.1	-3.4%
RASM (US$ Cents)	13.1	10.5	25.5%	13.7	-3.9%
CASM (US$ Cents)	10.2	8.7	17.2%	10.3	-0.9%
CASM Excl. Fuel (US$ Cents)	6.2	6.1	2.1%	6.1	1.5%
Fuel Gallons Consumed (millions)	78.2	81.2	-3.7%	77.7	0.6%
Avg. Price Per Fuel Gallon (US$)	3.36	2.09	61.4%	3.52	-4.5%
Average Length of Haul (miles)	1,987	2,065	-3.8%	2,005	-0.9%
Average Stage Length (miles)	1,281	1,299	-1.4%	1,266	1.2%
Departures	31,984	33,329	-4.0%	32,112	-0.4%
Block Hours	104,626	110,089	-5.0%	104,822	-0.2%
Average Aircraft Utilization (hours)	11.9	11.6	1.9%	11.8	0.8%
Operating Revenues (US$ millions)	867.3	672.2	29.0%	890.6	-2.6%
Operating Profit (Loss) (US$ millions)	193.2	112.9	71.2%	219.7	-12.0%
Operating Margin	22.3%	16.8%	5.5 p.p.	24.7%	-2.4 p.p.
Net Profit (Loss) (US$ millions)	121.5	89.4	35.9%	88.3	37.7%
Adjusted Net Profit (Loss) (US$ millions) (1)	157.8	89.4	76.4%	177.7	-11.2%
Basic EPS (US$)	3.07	2.11	45.9%	2.23	37.6%
Adjusted Basic EPS (US$) (1)	3.99	2.11	89.4%	4.49	-11.2%
Shares for calculation of Basic EPS (000s)	39,565	42,478	-6.9%	39,554	0.0%

(1)
Excludes Special Items. This earnings release includes a reconciliation of non-IFRS financial measures to the comparable IFRS measures.
(2)
The Company believes that comparisons with 2019 are more relevant than year-over-year comparisons due to the significant impacts of the COVID-19 pandemic in 2020, 2021, and 2022.

MANAGEMENT’S COMMENTS ON 1Q23 RESULTS

Copa Holdings delivered solid financial results for the first quarter of 2023. The Company’s results were driven by a healthy demand environment in the region, which led to strong unit revenues in the quarter, and by its consistent cost execution strategy.

Operating revenues for the quarter increased 29.0% to US$867.3 million while operating 2.8% more capacity compared to 1Q19. The Company’s load factor came in at 86.8% or 3.5 percentage points above 1Q19 and yields came in at 14.6 cents or 20.0% higher than 1Q19. As a result, passenger revenues per ASM (PRASM) increased 25.0% to 12.6 cents and RASM increased 25.5% to 13.1 cents in the quarter.

Operating expenses for 1Q23 increased 20.5% to US$674.1 million, mainly due to a higher jet fuel cost. Aircraft fuel expenses increased 56.0% or US$95.3 million compared to 1Q19, due to a 61.4% higher jet fuel price, partially offset by 3.7% fewer gallons consumed.

Driven by the increase in fuel cost, cost per available seat mile (CASM) came in at 10.2 cents, an increase of 17.2% compared to 1Q19. Costs excluding fuel (Ex-fuel CASM) came in at 6.2 cents, a 2.1% increase when compared to the same period in 2019.

Copa Holdings closed the quarter with US$ 1.2 billion in cash, short-term and long-term investments, which represent 36.3% of the last twelve months’ revenues.

Total debt at the end of 1Q23 amounted to US$1.7 billion compared to US$1.6 billion at the end of 2022, while our Net Debt to EBITDA ratio ended at 0.6 times, a decrease when compared to the previous quarter.

The Company has a proven business model, which is built on operating the best and most convenient network for intra-Latin America travel from its Hub of the Americas® based on Panama’s advantageous geographic position, low unit costs, best on-time performance, and a strong balance sheet. Going forward, the Company expects to leverage its strong balance sheet, leading liquidity position, and lower cost base to continue strengthening its long-term competitive position by implementing initiatives that will further reinforce its network, product, and cost competitiveness.

OUTLOOK FOR 2023

For 2023, the Company updates its outlook as follows: consolidated capacity is expected to grow within a range of 12% to 13% over 2022, and operating margin is now expected to come within the range of 22% to 24%.

Financial Outlook	2023 Guidance	2022
Capacity – YOY ASM growth	12-13%	63.6%
Operating Margin	22-24%	15.2%

Factored into this outlook is a load factor of approximately 85%, unit revenues (RASM) of 12.5 cents, unit costs excluding fuel (Ex-Fuel CASM) in the range of 6.1 cents, and an all-in fuel price of US$2.85 per gallon.

CONSOLIDATED FIRST-QUARTER RESULTS

Operating revenue

Consolidated revenue for 1Q23 totaled US$867.3 million, mainly driven by passenger revenue.

Passenger revenue totaled US$834.0 million, a 28.5% increase compared to the same period in 2019, mostly driven by 20.0% higher yields. The first-quarter results are mostly comprised of flown passenger ticket revenue, passenger-related ancillary revenue, and unredeemed ticket revenue.

Cargo and mail revenue which in 2023 includes the operation of one Boeing 737-800 freighter, totaled US$23.3 million, a 51.8% increase compared to the same period in 2019, related to higher cargo volumes and yields.

Other operating revenue totaled US$10.0 million, a 24.0% increase compared to the same period in 2019, mainly revenues from non-air ConnectMiles partners.

Operating expenses

Fuel totaled US$265.5 million, an increase of 56.0% compared to the same period in 2019, due to a 61.4% higher effective fuel price, partially offset by 3.7% fewer fuel gallons consumed.

Wages, salaries, benefits, and other employee expenses totaled US$102.7 million, representing a 9.7% decrease compared to the same period in 2019, mainly driven by a reduced administrative headcount as well as more subcontracted services in stations outside of Panama.

Passenger servicing totaled US$20.4 million, a decrease of 20.3% compared to the same period in 2019, driven by a simplified onboard product offering.

Airport facilities and handling charges totaled US$50.5 million, an increase of 11.3% compared to the same period in 2019, mostly related to higher airport costs mainly in the US, as well as outsourced airport services in stations outside of Panama.

Sales and distribution totaled US$61.4 million, an increase of 15.6% compared to the same period in 2019, due to an increase in ticket sales compared to 1Q19.

Maintenance, materials, and repairs totaled US$40.3 million, an increase of 43.7% compared to 1Q19, mainly due to an increase in engine maintenance costs, changes in supplemental rent provisions related to aircraft utilization and new leased aircraft, as well as one-time maintenance costs.

Depreciation and amortization totaled US$72.7 million, mostly comprised of owned and leased flight equipment, maintenance events, and IT systems amortizations, an increase of 6.6% compared to 1Q19, mainly due to an increase in the amortization of aircraft maintenance events compared to the same period of 2019.

Flight operations mostly related to overflight fees, totaled US$27.4 million, an increase of 6.0% compared to the same period in 2019, mostly due to an increase in overflight rates in certain countries.

Other operating and administrative expenses totaled US$33.2 million, an increase of 13.4% compared to the same period in 2019, mainly related to engine rentals required to compensate for longer induction and turnaround times at third-party maintenance facilities.

Non-operating Income (Expense)

Consolidated non-operating income (expense) totaled (US$51.0) million.

Finance cost totaled (US$24.4) million, mostly comprised of US$11.3 million of convertible notes interest expenses, which included $7.4 million related to a non-cash interest expense due to the amortization of the debt principal and debt issuance costs associated with the convertible notes; US$8.6 million related to aircraft loan interest and commission expenses; and US$4.5 million related to our aircraft leases.

Finance income totaled US$8.8 million in proceeds from investments.

Gain (loss) on foreign currency fluctuations resulted in a gain of US$1.2 million, mainly driven by the appreciation of the Colombian peso and the Mexican peso during the quarter.

Net change in fair value of derivatives totaled a net (US$37.9) million unrealized mark-to-market loss related to the value of the Company’s convertible notes.

Other non-operating income (expense) totaled a net of US$1.2 million, which includes an unrealized mark-to-market gain of US$1.7 million related to changes in the value of financial investments.

About Copa Holdings

Copa Holdings is a leading Latin American provider of passenger and cargo services. The Company, through its operating subsidiaries, provides service to countries in North, Central, and South America and the Caribbean. For more information visit: www.copaair.com.

CONTACT: Copa Holdings S.A.

Investor Relations:

Ph: 011 507 304-2774

www.copaair.com (IR section)

This release includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on current plans, estimates, and expectations, and are not guarantees of future performance. They are based on management’s expectations that involve several business risks and uncertainties, any of which could cause actual results to differ materially from those expressed in or implied by the forward-looking statements. The Company undertakes no obligation to update or revise any forward-looking statement. The risks and uncertainties relating to the forward-looking statements in this release are among those disclosed in Copa Holdings’ filed disclosure documents and are, therefore, subject to change without prior notice.

Copa Holdings, S.A.

Income Statement - IFRS

(US$ Thousands)

	Unaudited	Unaudited	%	Unaudited	%
	1Q23	1Q19	Change	4Q22	Change
Operating Revenues
Passenger revenue	834,018	648,790	28.5%	852,291	-2.1%
Cargo and mail revenue	23,252	15,316	51.8%	27,095	-14.2%
Other operating revenue	9,995	8,063	24.0%	11,226	-11.0%
Total Operating Revenue	867,264	672,169	29.0%	890,612	-2.6%

Operating Expenses
Fuel	265,498	170,163	56.0%	273,901	-3.1%
Wages, salaries, benefits and other employees' expenses	102,652	113,662	-9.7%	105,019	-2.3%
Passenger servicing	20,391	25,571	-20.3%	19,518	4.5%
Airport facilities and handling charges	50,479	45,362	11.3%	49,734	1.5%
Sales and distribution	61,406	53,133	15.6%	61,498	-0.1%
Maintenance, materials and repairs	40,296	28,047	43.7%	28,875	39.6%
Depreciation and amortization	72,677	68,187	6.6%	70,251	3.5%
Flight operations	27,424	25,875	6.0%	25,667	6.8%
Other operating and administrative expenses	33,228	29,297	13.4%	36,492	-8.9%
Total Operating Expense	674,053	559,296	20.5%	670,954	0.5%

Operating Profit/(Loss)	193,212	112,873	71.2%	219,657	-12.0%

Non-operating Income (Expense):
Finance cost	(24,365)	(14,010)	73.9%	(23,388)	4.2%
Finance income	8,842	5,954	48.5%	7,413	19.3%
Gain (loss) on foreign currency fluctuations	1,201	(5,960)	-120.2%	(2,560)	-146.9%
Net change in fair value of derivatives	(37,933)	-	-100.0%	(91,305)	-58.5%
Other non-operating income (expense)	1,235	(825)	-249.7%	1,221	1.1%
Total Non-Operating Income/(Expense)	(51,020)	(14,841)	243.8%	(108,619)	-53.0%

Profit before taxes	142,192	98,032	45.0%	111,039	28.1%

Income tax expense	(20,671)	(8,600)	140.4%	(22,758)	-9.2%

Net Profit/(Loss)	121,521	89,431	35.9%	88,280	37.7%

EPS
Basic	3.07	2.11	45.9%	2.23	37.6%

Shares used for calculation:
Basic	39,565,223	42,477,761	-6.9%	39,554,071	0.0%

Copa Holdings, S. A. and subsidiaries

Consolidated statement of financial position

(US$ Thousands)

	March 2023	December 2022
ASSETS	(Unaudited)	(Audited)
Cash and cash equivalents	242,314	122,424
Short-term investments	773,493	812,323
Total cash, cash equivalents and short-term investments	1,015,807	934,747

Accounts receivable, net	165,111	135,415
Accounts receivable from related parties	1,833	2,168
Expendable parts and supplies, net	101,680	93,332
Prepaid expenses	49,917	52,322
Prepaid income tax	370	798
Other current assets	23,665	17,043
	342,576	301,078
TOTAL CURRENT ASSETS	1,358,383	1,235,825

Long-term investments	166,481	202,056
Long-term prepaid expenses	6,494	7,770
Property and equipment, net	2,967,611	2,883,524
Right of use assets	238,269	234,380
Intangible, net	80,765	78,555
Net defined benefit assets	1,048	504
Deferred tax assets	31,636	30,743
Other Non-Current Assets	16,277	17,005
TOTAL NON-CURRENT ASSETS	3,508,581	3,454,537

TOTAL ASSETS	4,866,964	4,690,362

LIABILITIES
Loans and borrowings	144,203	142,484
Current portion of lease liability	77,412	80,084
Accounts payable	163,236	166,660
Accounts payable to related parties	1,944	1,004
Air traffic liability	611,437	651,805
Frequent flyer deferred revenue	114,976	111,526
Taxes Payable	67,122	43,878
Employee benefits obligations	31,534	44,913
Income tax payable	12,414	6,276
Other Current Liabilities	1,366	1,175
TOTAL CURRENT LIABILITIES	1,225,644	1,249,805

Loans and borrowings long-term	1,327,441	1,301,819
Lease Liability	162,029	158,289
Derivative financial instruments	289,083	251,150
Deferred tax Liabilities	25,783	16,571
Other long - term liabilities	232,941	220,618
TOTAL NON-CURRENT LIABILITIES	2,037,277	1,948,447

TOTAL LIABILITIES	3,262,921	3,198,252

EQUITY
Class A - 34,064,142 issued and 28,388,261 outstanding	21,362	21,327
Class B - 10,938,125	7,466	7,466
Additional Paid-In Capital	104,606	103,465
Treasury Stock	(357,087)	(344,541)
Retained Earnings	1,717,620	1,367,784
Net profit	121,521	348,054
Other comprehensive loss	(11,445)	(11,445)

TOTAL EQUITY	1,604,043	1,492,110
TOTAL EQUITY LIABILITIES	4,866,964	4,690,362

Copa Holdings, S. A. and subsidiaries

Consolidated Statement of Cash Flows

For the three months ended March 31,

(In US$ thousands)

	2023	2022	2021
	(Unaudited)	(Unaudited)	(Unaudited)
Cash flow from (used in) operating activities	203,419	169,336	(892)
Cash flow used in investing activities	(62,868)	(120,515)	(86,697)
Cash flow (used in) from financing activities	(20,661)	(10,888)	162,325
Net increase in cash and cash equivalents	119,890	37,933	74,736
Cash and cash equivalents at January 1	122,424	211,081	119,065
Cash and cash equivalents at March 31	$242,314	$249,014	$193,801

Short-term investments	773,493	771,074	898,453
Long-term investments	166,481	204,810	111,001
Total cash and cash equivalents and investments at March 31	$1,182,288	$1,224,898	$1,203,255

Copa Holdings, S.A.

NON-IFRS FINANCIAL MEASURE RECONCILIATION

This press release includes the following non-IFRS financial measures: Adjusted Net Profit, Adjusted Basic EPS, and Operating CASM Excluding Fuel. This supplemental information is presented because we believe it is a useful indicator of our operating performance and is useful in comparing our performance with other companies in the airline industry. These measures should not be considered in isolation and should be considered together with comparable IFRS measures, in particular operating profit, and net profit. The following is a reconciliation of these non-IFRS financial measures to the comparable IFRS measures:

Reconciliation of Adjusted Net Profit	1Q23	1Q22	4Q22	1Q19

Net Profit as Reported	$121,521	$19,759	$88,280	$89,431
Add: Net change in fair value of derivatives	$37,933	$6,752	$91,305
Add: Net change in fair value of financial investments	$(1,655)	$2,979	$(1,924)
Adjusted Net Profit	$157,798	$29,490	$177,661	$89,431

Reconciliation of Adjusted Basic EPS	1Q23	1Q22	4Q22	1Q19

Adjusted Net Profit	$157,798	$29,490	$177,661	$89,431
Shares used for calculation of Basic EPS	39,565	42,006	39,554	42,478
Adjusted Basic Earnings per share (Adjusted Basic EPS)	$3.99	$0.70	$4.49	$2.11

Reconciliation of Operating Costs per ASM
Excluding Fuel (CASM Excl. Fuel)	1Q23	1Q22	4Q22	1Q19

Operating Costs per ASM as Reported (in US$ Cents)	10.2	9.4	10.3	8.7
Aircraft Fuel Cost per ASM (in US$ Cents)	4.0	3.4	4.2	2.7
Operating Costs per ASM excluding fuel (in US$ Cents)	6.2	6.0	6.1	6.1